

September 16, 2009

<u>Via U.S. Mail</u>

John C. Garrison, Chief Financial Officer
Empire Energy Corporation International
4500 College Blvd., Suite 240
Leawood, Kansas 66211

> **Re: Empire Energy Corporation International**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 31, 2009**
> **File Number 333-159119**
>
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 3, 2009**
> **File Number 333-159680**

Dear Mr. Garrison:

We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 3 to Registration Statement on Form S-1 (File Number 333-159119)</u>

<u>General</u>

1.   We note that you removed Smart Win International Ltd. from the selling security holders table. It therefore appears that you no longer intend to have the 32

million shares held by Smart Win covered by your registration statement. Please make conforming changes throughout your filing to reflect this change. For example, please update your registration fee table and your disclosure in the footnotes to your selling security holders table at page 35.

Amendment No. 2 to Registration Statement on Form S-1 (File Number 333-159680)

General

2.   Please revise your filing to provide consistent disclosure regarding the oversubscription privilege. For example, you state at page 37 that you will issue a press release approximately five days after the close of the 30 day base rights subscription period to report the shares available for the oversubscription privilege. However, the subscription document set forth in Exhibit 4.1 provides that if a holder checks the box in Section 1(b) to participate in the over allotment option, he or she will receive notice from your subscription agent of the number of shares available. In addition, you state at page 37 that those rights holders that have chosen and qualify for the oversubscription privilege will receive an additional mailing of the oversubscription document and certificate. However, it appears from Exhibit 4.1 that the document intended to be the subscription document for the oversubscription option will be provided in the initial mailing to rights holders.

The Offering, page 6

3.   We note your disclosure that Malcolm Bendall intends to oversubscribe to the rights offering and acquire any and all shares not subscribed by other rights holders. Please disclose the percentage of your outstanding common stock that Mr. Bendall would own if he purchased all of the shares offered in your rights offering.

Closing Comments

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
Roger V. Davidson, Esq.
(303) 415-2500